SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 31, 2003

MAXXAM INC.

(Exact name of Registrant as specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

1-3924

(Commission File Number)

95-2078752

(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600	**77057**
Houston, Texas	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(713) 975-7600**

Item 9. Regulation FD Disclosure

Attached hereto as Exhibit 99.1 is a press release issued by the Registrant on March 31, 2003 regarding its 2002 fourth quarter and twelve month results. Pursuant to Release 34-47583, this information is being provided under Item 12. Results of Operations and Financial Conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAXXAM Inc.
(Registrant)

Date: April 1, 2003   By: /s/ Bernard L. Birkel
                                                       Bernard L. Birkel
                                       Secretary and Senior Assistant General Counsel

EXHIBIT INDEX

Exhibit 99.1: Earnings Release issued on March 31, 2003

March 31, 2003

Media: Josh Reiss
(713) 267-3740
Investors: Ron Kurtz
(713) 267-3686

MAXXAM REPORTS RESULTS FOR FOURTH QUARTER, TWELVE MONTHS OF 2002

HOUSTON, Texas (March 31, 2003) – MAXXAM Inc. (AMEX: MXM) today reported a net loss of $14.6 million, or $2.23 per share, for the fourth quarter of 2002, compared to a net loss of $508.0 million, or $77.83 per share, for the fourth quarter of 2001. Net sales for the fourth quarter of 2002 totaled $64.3 million, compared to $453.5 million in the same period of 2001.

For 2002, MAXXAM reported a net loss of $84.0 million, or $12.87 per share, compared to a net loss of $456.0 million, or $69.28 per share, for the same period of 2001. Net sales for 2002 were $446.6 million compared to $2,018.2 million for 2001.

MAXXAM reported operating losses of $0.5 million for the fourth quarter and $16.0 million for 2002, compared to an operating loss of $99.4 million and operating income of $45.4 million for the comparable periods of 2001.

The differences between the 2002 and 2001 results are primarily attributable to the deconsolidation of Kaiser Aluminum's financial results, as discussed below. The deconsolidation of Kaiser is also the primary cause for the changes between the 2002 and 2001 periods for gains on sales of assets, interest expense, minority interests and the provision for income taxes.

Impact of Kaiser Aluminum's Chapter 11 Reorganization

MAXXAM holds 62% of Kaiser Aluminum. On February 12, 2002, Kaiser Aluminum filed for Chapter 11 reorganization. In accordance with generally accepted accounting principles (GAAP), Kaiser's Chapter 11 filing resulted in MAXXAM's decision to deconsolidate Kaiser's financial results beginning February 12, 2002. Kaiser Aluminum's decision to file for Chapter 11 reorganization has not had, nor is it expected to have, any effect on the employees, vendors, or customers of MAXXAM's forest products, real estate, or racing operations.

Excluding aluminum operations, MAXXAM reported net sales of $64.3 million and $279.1 million for the fourth quarter and 2002, respectively, versus $78.2 million and $285.5 million for the same periods of 2001. Operating results, excluding aluminum operations, reflected a loss of $0.5 million for the fourth quarter and income of $7.6 million for 2002, compared to operating losses of $14.1 million and $25.4 million for the fourth quarter and 2001, respectively. As discussed in more detail below, results for 2002 improved over 2001 as a result of higher net sales and lower cost of sales from the Company's forest products operations. This improvement was dampened somewhat by lower net sales for real estate operations.

FOREST PRODUCTS OPERATIONS

Net sales increased for the fourth quarter and 2002, as compared to the same periods of 2001, primarily due to increased shipments of redwood upper and common grade lumber. In addition, net sales for the fourth quarter of 2002 were favorably impacted by an increase in prices for common grade redwood and Douglas-fir lumber. Growth in net sales was negatively impacted by a decline in shipments of Douglas-fir lumber and lower log sales.   Operating results improved for the fourth quarter and 2002, as the segment was able to increase net sales while lowering cost of sales and operations. The decline in operating expenses primarily reflects the benefits of cost saving measures taken in late 2001 and early 2002.

REAL ESTATE OPERATIONS

Net sales decreased for the fourth quarter and 2002 versus the same periods of 2001 primarily as a result of lower real estate sales at the Company's Fountain Hills development project. Results for 2001 included $13.7 million for the sale of a 354 acre parcel to the town of Fountain Hills. The decrease for 2002 was offset slightly by an increase in rental income from the Lake Pointe Plaza office complex acquired in June 2001 and rental income from other rental properties acquired in the fourth quarter of 2002. Operating income for the fourth quarter and 2002 decreased from the same periods of 2001 primarily as a result of lower real estate sales.

RACING OPERATIONS

Net sales and operating results were substantially unchanged for the fourth quarter and decreased for 2002 versus the prior year. For the annual periods, revenues from pari-mutuel wagering remained unchanged between the periods while other revenues declined.

OTHER MATTERS

As previously announced in prior earnings statements, MAXXAM may from time to time purchase shares of its common stock on national exchanges or in privately negotiated transactions.

152-103001

MAXXAM INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In millions of dollars, except share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2002	**2001**	**2002**	**2001**
	(Unaudited)			
Net sales:				
Forest products operations.	$ 45.4	$ 42.5	$ 199.4	$ 185.3
Real estate operations.	11.1	27.6	48.9	69.1
Racing operations.	7.8	8.1	30.8	31.1
Total, excluding aluminum operations	64.3	78.2	279.1	285.5
Aluminum operations.	-	375.3	167.5	1,732.7
	64.3	453.5	446.6	2,018.2
Costs and expenses.	(64.8)	(552.9)	(462.6)	(1,972.8)
Operating income (loss):				
Forest products operations.	2.6	(22.1)	17.9	(27.5)
Real estate operations.	(0.9)	9.6	(0.2)	10.9
Racing operations.	0.2	0.2	0.4	0.9
Corporate.	(2.4)	(1.8)	(10.5)	(9.7)
Total, excluding aluminum operations.	(0.5)	(14.1)	7.6	(25.4)
Aluminum operations.	-	(85.3)	(23.6)	70.8
	(0.5)	(99.4)	(16.0)	45.4
Other income (expense):				
Gain on sale of an interest in QAL.	-	-	-	163.6
Gain on sale of timberlands.	-	16.7	-	16.7
Investment, interest and other income (expense), net.	2.6	1.3	9.8	1.0
Interest expense.	(19.9)	(48.1)	(92.8)	(190.7)
Income (loss) before income taxes, minority interests and extraordinary item.	(17.8)	(129.5)	(99.0)	36.0
Income tax (provision) benefit	3.1	(460.2)	11.7	(533.7)
Minority interests.	-	81.7	0.9	38.1
Income (loss) before extraordinary item	(14.7)	(508.0)	(86.4)	(459.6)
Extraordinary item:				
Gains on repurchases of debt, net of tax	0.1	-	2.4	3.6
Net income (loss).	$ (14.6)	$ (508.0)	$ (84.0)	$ (456.0)
Net loss, excluding aluminum	$ (14.6)	$ (6.5)	$ (35.5)	$ (34.4)
Basic earnings (loss) per share:				
Income (loss) before extraordinary item	$ (2.24)	$ (77.83)	$ (13.23)	$ (69.83)
Extraordinary item.	0.01	-	0.36	0.55
Net income (loss).	$ (2.23)	$ (77.83)	$ (12.87)	$ (69.28)
Diluted earnings (loss) per common and common equivalent share				
Income (loss) before extraordinary item	$ (2.24)	$ (77.83)	$ (13.23)	$ (69.83)
Extraordinary item.	0.01	-	0.36	0.55
Net income (loss).	$ (2.23)	$ (77.83)	$ (12.87)	$ (69.28)